PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Executive Chairman and Chairman of the Board, and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	Chief Executive Officer and Director, FRI; Director, Thermo Fisher Scientific Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Matthew Nicholls	Co-President, Chief Financial Officer, and Chief Operating Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Terrence J. Murphy	Co-President, Head of Public Market Investments, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Daniel Gamba	Co-President, Chief Commercial Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Thomas C. Merchant	Executive Vice President, General Counsel and Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Brian M. Eakes	Executive Vice President, Head of Global Finance	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Gwen L. Shaneyfelt	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mariann Byerwalter	Director, FRI; Chairman of the Board, Pacific Mutual Holding Company; Chairman Emeritus of the Board, SRI International; Chairman, JDN Corporate Advisory, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Karen M. King	Director, FRI; Managing Director and Chief Operating Officer, Silver Lake	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alexander S. Friedman	Director, FRI; Co-Founder and Chief Executive Officer, Novata Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John Y. Kim	Director, FRI; Founder and Managing Partner, Brewer Lane Ventures LLC; Director/Trustee, Eversource Energy	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anthony J. Noto	Director, FRI; Chief Executive Officer and Director, SoFi Technologies, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

Name	Principal Occupation	Residence or Business Address
John W. Thiel	Director FRI; Partner and Senior Advisor, MyNextSeason	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Seth H. Waugh	Director, FRI; Senior Advisor and Former Chief Executive Officer, The PGA of America; Director, Yext, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures; Director, Warner Bros. Discovery, Inc	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward D. Perks	President and Director, FAV	One Franklin Parkway San Mateo, CA 94403-1906
George Stephan	Executive Vice President, Franklin Templeton Institutional GP, LLC	One Franklin Parkway San Mateo, CA 94403-1906
Lindsay H. Oshita	Chief Financial Officer, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Thomas C. Merchant	Chief Legal Officer, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Bjorn A. Davis	Chief Compliance Officer, FAV	280 Park Avenue New York, NY 10017
Jonathan Curtis	Executive Vice President and Chief Investment Officer, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Michael P. McCarthy	Executive Vice President and Portfolio Manager, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Roger A. Bayston	Executive Vice President, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Sonal Desai	Executive Vice President and Director, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Stephen H. Dover	Executive Vice President and Director, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Hasenstab	Executive Vice President, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Thomas A. Meyers	Executive Vice President, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Adam Petryk	Executive Vice President, FAV	One Franklin Parkway San Mateo, CA 94403-1906